SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) No. 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or the “Company”) (B3: CSNA3; NYSE: SID), pursuant to Article 157, Paragraph 4, of Brazilian Law No. 6,404/1976 and Brazilian Securities and Exchange Commission (CVM) Resolution No. 44/2021, hereby informs its shareholders and the market in general that, following a long negotiation period and in line with strategic moves undertaken since the beginning of the year to definitively resolve its capital structure, it has entered into a binding term sheet (the “Term Sheet”) on this date, jointly with its wholly-owned subsidiary CSN Steel S.L., a Spanish company that holds the Company’s operating assets in Europe, with Bipadosa S.L., the holding company of the Megasa group (“Megasa”). The purpose of the Term Sheet is to set forth the key terms and conditions regarding the sale of all shares issued by Stahlwerk Thüringen GmbH (“SWT”) (the “Transaction”).

The Term Sheet provides for an exclusivity period of up to 10 weeks and an enterprise value of €550 million, subject to adjustments. It also provides for the execution of definitive agreements governing the closing of the Transaction and reflecting certain principal terms of the Term Sheet, including customary conditions precedent for transactions of this nature.

Megasa is a long-established Spanish industrial group operating in the European steel industry, with a focus on long steel products. It has industrial operations in Spain, Portugal and France.

SWT is a long steel producer located in Unterwellenborn, Germany, specializing in structural sections, with an installed production capacity of 1.1 million metric tons of steel per year. It was acquired by CSN in 2012 to diversify its product portfolio and geographic footprint and strengthen its long steel segment. The potential sale of SWT represents another important step in CSN’s divestment program aimed at reducing its current leverage.

CSN undertakes to keep its shareholders and the market in general duly informed of any material developments related to the potential Transaction, in accordance with applicable laws and regulations.

São Paulo, October 9, 2026.

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 9, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.